CITIZENS FINANCIAL GROUP, INC.
1 Citizens Plaza
Providence, RI 02903

December 1, 2001

Mellon Financial Corporation
One Mellon Center
Pittsburgh, PA 15258
Attention: Corporate Secretary

Re:   Omnibus Side Letter

Ladies and Gentlemen:

Reference is hereby made to that certain Purchase of Assets and Liability Assumption Agreement, dated as of July 16, 2001 (the "Purchase Agreement") by and between Mellon Financial Corporation and Citizens Financial Group, Inc. Capitalized terms not defined herein shall have the meaning ascribed thereto in the Purchase Agreement.

During the period between July 16, 2001 and the Closing Date negotiations between Buyer and Seller have occurred resulting in clarifications of the application of certain provisions of the Purchase Agreement or new agreements between the parties that were not originally contemplated by the Purchase Agreement. This Letter Agreement sets forth our mutual understanding regarding such arrangements.

Unless otherwise expressly provided herein, Buyer and Seller hereby acknowledge and agree that the terms and conditions of this Letter Agreement are subject to all the provisions of the Purchase Agreement which shall continue in full force and effect, including but not limited to, the conditions, representations, warranties, and covenants set forth therein.

Notwithstanding anything to the contrary in the Purchase Agreement, Buyer and Seller hereby agree as follows:

1.     Premium Calculation.

        (a) The Closing shall be as of 12:01 a.m. on December 1, 2001 (except as otherwise expressly provided herein with respect to certain Assets and Liabilities).

        (b) The Schedules to the Disclosure Letter which were otherwise required under Article V of the Purchase Agreement to be updated as of the Close of Business on the tenth (10th ) Business Day prior to the Closing Date and delivered to Buyer at Closing shall instead be updated as of the Close of Business on November 15, 2001. No later than December 21, 2001, Seller shall (i) provide Buyer with a final Schedule F and Schedules 3.4, 3.8, 3.9, 3.10.1 through 3.10.14, 3.11, 3.12, 3.13, 3.14, 3.21 and 3.25 that shall be true and accurate as of the Close of Business on November 30, 2001 and (ii) prepare and deliver to Buyer the Final Settlement Statement. The Review Period during which Buyer may dispute all or any portion of the Final

Settlement Statement or Final Schedules shall terminate on the Close of Business on the tenth (10th ) Business Day following Seller's delivery of the Final Settlement Statement.

        (c) Solely for purposes of determining the Cash Payment payable by Seller to Buyer at the Closing and not with respect to determining the Final Payment Amount, (i) the Amount of the Premium shall equal sixteen percent (16%) of the average daily Assumed Deposits for the period commencing as of August 1, 2001 and ending as of the Close of Business on November 15, 2001, (ii) deposits that are, as of the Close of Business on November 15, 2001, the subject of a pending writ of attachment or IRS levy, or other individual legal action involving a claim against the balance shall be included among the Assumed Deposits used in calculating the Amount of the Premium, (iii) compensating balance information used to calculate the Amount of the Premium shall be as of the Close of Business on the last day of August, 2001, September, 2001 and October, 2001 and (iv) the Amount of the Premium shall otherwise be determined in accordance with the terms and conditions of the Purchase Agreement, including, without limitation, Section 2.3(v) thereof, using, where necessary, the information contained in the Schedules to the Disclosure Letter updated as of the Close of Business on November 15, 2001.

        (d) For purposes of determining the Final Payment Amount, (i) the Amount of the Premium shall be calculated based on the lesser of (x) sixteen percent (16%) of the average daily Assumed Deposits for the period commencing August 1, 2001 and ending as of the Close of Business on November 30, 2001 (the "122 Day Period") or (y) sixteen percent (16%) of the average daily Assumed Deposits for the ten (10) days preceding the Closing Date (i.e., November 21, 2001 through November 30, 2001) (the "Ten Day Period"), (ii) compensating balance information used to calculate the Amount of the Premium shall be, with respect to the measurement for the 122 Day Period, as of the Close of Business on the last day of August, 2001, September, 2001, October, 2001 and November, 2001 and, with respect to the measurement for the Ten Day Period, as of the Close of Business on the last day of November, 2001 (iii) any deposits that are, as of the Close of Business on November 30, 2001 (instead of the Closing Date), the subject of a pending writ of attachment or IRS levy, or other individual legal action involving a claim against the balance shall not be included among the Assumed Deposits in calculating the Amount of the Premium and (iv) the Amount of the Premium shall otherwise be determined in accordance with the terms and conditions of the Purchase Agreement, including, without limitation, Section 2.3(v) thereof, using, where necessary, the information contained in the Final Schedules updated as of the Close of Business on November 30, 2001.

        (e) Seller shall pay to Buyer, by wire transfer of immediately available funds, the Cash Payment upon the opening of business on December 3, 2001 instead of on the Closing Date. In addition, Seller shall pay to Buyer, by wire transfer of immediately available funds separate from the wire for the Cash Payment, interest for two (2) days on the amount of the Cash Payment compounded daily at a rate per annum equal to the average daily high and low rates for federal funds for November 30, 2001, as published in FRS releases (the "Interest Payment") immediately upon such rate information becoming available to Seller on December 3, 2001. All documentation executed and delivered by Buyer as of the Closing Date in connection with the transactions contemplated by the Purchase Agreement shall be held in escrow by one or more agents (which may include counsel for Buyer or Seller) reasonably acceptable to Buyer and Seller, and released to Seller immediately upon Buyer's receipt of the Cash Payment and Interest

Payment in accordance with the terms of this Paragraph 1, such release to be subject to no condition of any kind other than Buyer's receipt of such payments.

2.     Fair Market Value. Buyer and Seller agree that the aggregate Fair Market Value of the Owned Real Premises is $60,470,000, which amount shall be netted against the amount payable at the Closing by Seller to Buyer pursuant to Section 2.3(ii) of the Purchase Agreement.

3.     Delayed Transfer of NDIP Accounts and Mellon Insurance Agency Accounts.

        (a) The only assets of Mellon Insurance Agency ("MIA") that will be transferred to Buyer and which shall constitute the "Specialty Business Assets" shall be the files, records and accounts (as further stipulated herein) of customers of the Business with MIA, all to be identified on Schedule 3.21 (collectively, the "MIA Accounts"), together with certain Assumed Contracts of MIA identified in Schedule 6.3(c) to the Disclosure Letter.

        (b) Schedule 3.21 to the Disclosure Letter shall be updated and restated to describe both the NDIP Accounts and the MIA Accounts of Seller. The MIA Account portion of Schedule 3.21 to the Disclosure Letter shall be delivered to Buyer on the NDIP/MIA Closing Date (as defined in Paragraph 3(d) below) and shall set forth the MIA Accounts as of such date. The NDIP Account portion of Schedule 3.21 to the Disclosure Letter shall be delivered to Buyer on the date specified by a Conversion Memorandum of Understanding (the "NDIP Account Conversion MOU") among DISC, Citizens Financial Services, Inc. (an affiliate of Buyer to be renamed Citizens Investment Services Corp. and hereinafter referred to as "CFSI") and Fiserv, Inc. (CFSI's clearing agent and hereinafter referred to as "Fiserv")) for the creation of the files for conversion to Fiserv's systems. Following delivery of such updated and restated portions of Schedule 3.21 to the Disclosure Letter, Seller shall make reasonably available to Buyer information regarding the customer accounts not transferred to Buyer in order for Buyer to verify that they were appropriately excluded from the customer accounts transferred. Any dispute respecting all or any portion of Schedule 3.21 shall be resolved in the manner set forth in Section 12.5 of the Purchase Agreement, replacing for this purpose the term "Closing Date" with the term "NDIP/MIA Closing Date" and deeming for this purpose each updated portion of Schedule 3.21 as a "Final Schedule."

        (c) The NDIP Accounts transferred to Buyer shall not include accounts with outstanding or "open" option positions. Seller and Buyer will use reasonable efforts to resolve to the mutual satisfaction of Buyer and Seller and NDIP Account holders, conversion issues relating to the transfer of NDIP Accounts to Buyer and investment types in those accounts.

        (d) The NDIP Accounts shall be transferred to CFSI as of the close of business on March 15, 2002, or such date as Buyer and Seller reasonably determine necessary to accomplish the data and asset transfer contemplated herein with respect to the NDIP Accounts (the "NDIP/MIA Closing Date"). The MIA Accounts shall also be transferred to CFSI on the NDIP/MIA Closing Date. Buyer and Seller shall take all reasonably necessary actions to transfer the NDIP Accounts as of the NDIP/MIA Closing Date, which for the NDIP Accounts will be consistent with industry practices for conversion of brokerage accounts and which will be further specified in the NDIP Account Conversion MOU, including, but not necessarily limited to: (i) physically transferring or providing reasonable access to the Records related to the NDIP

Accounts (including, but not limited to, all relevant tax reporting information and records, customer statements and confirmations, and information, including suitability information, obtained upon account opening, in each case maintained in accordance with regulatory or industry practices, as applicable) to CFSI in accordance with a Record Transfer Agreement if entered into between Buyer and Seller or in accordance with such other arrangement as is mutually agreed upon between CSFI and DISC (ii) transferring all assets maintained for the benefit of, and margin account balances associated with, the NDIP Accounts to Fiserv, and (iii) assigning all customer contracts related to the NDIP Accounts to CFSI and/or Fiserv, as appropriate. Buyer and Seller shall take all reasonably necessary actions to transfer the MIA Accounts as of the close of business on the NDIP/MIA Closing Date, including, but not necessarily limited to: (i) transferring physical possession of the Records related to the MIA Accounts (maintained in accordance with industry practices) to CFSI and (ii) providing the appropriate notices to insurance companies underwriting the insurance products that are the subject of the MIA Accounts. Furthermore, Seller shall use commercially reasonable efforts to assist Buyer in the transfer of MIA Account information from Seller's data and information processing systems to Buyer's (or its designee's) data and information processing systems, with such transfer to occur on the NDIP/MIA Closing Date. For a period of sixty (60) days following the NDIP/MIA Closing Date or for such lesser period as may be stipulated in the NDIP Account Conversion MOU, Buyer and Seller shall make reasonably available sufficient personnel to resolve any issues resulting from the transfer of NDIP Account data. Seller's expenses associated with the foregoing transfers of data and resolution of issues following the NDIP/MIA Closing Date shall be reimbursed by Buyer in accordance with the terms of Exhibit I to the Conversion Implementation Agreement.

        (e) Buyer and Seller hereby acknowledge that for the period from the Closing Date to the NDIP/MIA Closing Date, the assets, services and operations associated with the NDIP Accounts and the MIA Accounts shall be subject to the Dual Capacity Networking Agreement and the Insurance Service Agreement, each of even date herewith.

        (f) For the period from the Closing Date to the NDIP/MIA Closing Date, Seller shall cause DISC and MIA to each (i) conduct its business in the ordinary course consistent with past practice; (ii) maintain the NDIP Accounts and the MIA Accounts, as applicable, in a manner substantially the same as on the date of the Purchase Agreement; (iii) maintain its books of accounts and records with respect to the NDIP Accounts and the MIA Accounts in the usual, regular, and ordinary manner and in accordance with industry practices; and (iv) maintain compliance in all material respects with all laws, regulatory requirements and agreements to which it is subject or by which it is bound with respect to the NDIP Accounts and the MIA Accounts.

        (g) Seller shall satisfy all tax reporting requirements following the NDIP/MIA Closing Date for the NDIP Accounts maintained by DISC prior to the NDIP/MIA Closing Date to the extent that such requirements relate to periods prior to the NDIP/MIA Closing Date, unless arrangements are made with Buyer or, if acceptable to Buyer, with Fiserv to the contrary.

        (h) By no later than March 1, 2002, Buyer shall cause one of its Affiliates to obtain all licenses and permits necessary to accept the NDIP Accounts and the Specialty Business Assets and to conduct the lines of business represented by such Accounts and Assets. Such licenses and permits shall include, without limitation, state securities and insurance licenses for all required lines of business in Pennsylvania, New Jersey, Delaware and Maryland. Buyer hereby acknowledges that DISC is licensed in all 50 states and that Buyer's Affiliate must also be licensed in order to receive the NDIP Accounts on the NDIP/MIA Closing Date.

4.     Use and/or Transfer of Mellon Phone Numbers.

        (a) Schedule J to the Disclosure Letter identifies phone numbers currently used solely by Seller which will be (i) used and retained solely by Seller; (ii) used jointly by Seller and Buyer during the period between Closing and Conversion (except as specifically noted in Schedule J to the Disclosure Letter and retained solely by Seller following Conversion; (iii) used jointly by Seller and Buyer during the period between Closing and March 1, 2002 and retained solely by Seller thereafter; and (iv) used jointly by Seller and Buyer during the period between Closing and Conversion and transferred to Buyer at the time of the Conversion.

        (b) With respect to the phone numbers to be jointly used by Seller and Buyer during the period between the Closing and the Conversion and the period between Closing and March 1, 2002, the parties agree that incoming calls will be routed to either a Buyer or a Seller call center employee, as applicable. In addition, all charges and fees relating to phone numbers to be jointly used by Seller and Buyer during the period between the Closing and the Conversion and the period between Closing and March 1, 2002 will be charged to Buyer by Seller, and the parties will jointly determine a method by which Buyer will bill Seller an equitable amount for Seller's usage of the phone numbers.

        (c) Notwithstanding anything to the contrary in this Letter Agreement, under no circumstances at any time may Buyer advertise, publicize, or otherwise use in any manner the vanity aspect (i.e., "MELLON," "MELN," etc.) of any of the phone numbers listed on Schedule J to the Disclosure Letter.

5.     Repurchase Price for Certain Overdrafts. The repurchase amount to be paid by Seller with respect to any Overdrafts which are transferred to Buyer at the Closing without any payment by Buyer, or credit to Seller, for such Overdrafts, whether because such Overdrafts had been previously written off by Seller or otherwise, shall be zero. The amount to be paid by Seller with respect to any Overdrafts which are transferred to Buyer at the Closing with a payment by Buyer, or credit to Seller, for such Overdrafts shall be subject to the terms and conditions of Section 2.9 of the Purchase Agreement.

6.     Delayed Contingent Transfer of PULSE Equity Interest. Seller's equity interest in PULSE EFT Association ("PULSE") will be transferred to Buyer and payment for such interest will be made by Buyer contingent upon, and effective as of the next Business Day following, (A) PULSE's agreement with Buyer to waive any applicable priority/exclusive routing requirements without any conditions other than a reasonable commitment by Buyer to route through the network during the applicable term a number of transactions per month equal to the average number of transactions per month routed through the network by Seller in the three months immediately preceding the Closing, as adjusted annually to reflect a commercially reasonable transaction growth rate (the "PULSE Waiver"), and (B) Buyer's receipt of any necessary regulatory approvals for such an acquisition from all applicable Regulatory Agencies (and the satisfaction of all conditions contained in those regulatory approvals (the "PULSE Acquisition Prerequisites")); provided, however, that (i) Buyer shall use commercially reasonable efforts to negotiate (and Buyer will permit Seller to participate in such negotiation) the PULSE Waiver as soon as practicable following the Closing Date; (ii) Buyer shall use commercially reasonable efforts to make all necessary filings for such approvals and satisfy the PULSE Acquisition Prerequisites as soon as practicable following the Closing Date and (iii) Buyer shall not be required to agree to commercially unreasonable or materially burdensome conditions in order to obtain or satisfy such approvals. Buyer and Seller acknowledge that in a letter dated November 9, 2001, the Commonwealth of Pennsylvania Department of Banking cited the following as PULSE Acquisition Prerequisites: (i) the activities of PULSE must be limited to activities that are part of, or incidental to, the business of banking (the "PULSE Banking Activities Standard"), (ii) Buyer's Affiliates required to obtain Class A equity interests in PULSE ("Class A Interests Buyers") must be able to prevent PULSE from engaging in activities that do not meet the PULSE Banking Activities Standard or be able to withdraw their Class A investment, (iii) loss exposure of Class A Interests Buyers must be limited, as a legal and accounting matter, and Class A Interests Buyers must not have open-ended liability for the obligations of PULSE and (iv) the investment in PULSE must be convenient or useful to Buyer and Class A Interests Buyers in carrying out their business and not a mere passive investment unrelated to the business of banking. Upon the effective date of the transfer of the PULSE equity interests, instead of on the Closing Date, Buyer shall pay Seller an amount equal to the Net Book Value of such interest. If the PULSE Acquisition Prerequisites are unable to be satisfied, or the PULSE Waiver is unable to be obtained, within a commercially reasonable period of time after the Closing, then Buyer may, at its option, decline to purchase Seller's equity interest in PULSE.

7.     Absence of Landlord Consent.

        (a) Notwithstanding anything to the contrary contained in this Letter Agreement, including, without limitation Paragraph 1 hereof, for purposes of calculating the Amount of the Premium, the Assumed Deposits shall, subject to the terms of this Paragraph 7, include Special Runoff Assumed Deposits (as defined in Paragraph 7(d) below).

        (b) If Buyer is unable to obtain an assignment of the Lease for the 1735 Market Site or enter into a new lease for that location on or before May 31, 2002 on terms reasonably satisfactory to Buyer (it being acknowledged that Buyer has agreed that the following terms are satisfactory to Buyer: (i) from the commencement date of the assignment of the existing Seller retail lease, base rent would be $55.00 per square foot for years 1-5; base rent would be $60.00 per square foot for years 6-10; term would be extended to a 10-year deal; (ii) space would be as is, no tenant allowance; (iii) existing subletting and assignment provision would be amended to prohibit any assignment and subletting without prior written consent by landlord), then Buyer shall vacate the 1735 Market Site on or before May 31, 2002 and Seller shall pay to Buyer within ten (10) Business Days after the Special Measurement Date, the Contingent Runoff Amount for the Special Runoff Assumed Deposits of customers of the 1735 Market Site, if any. In addition, in such event, Seller shall reimburse Buyer for up to $25,000 of out-of-pocket expenses incurred by Buyer in connection with moving out of the 1735 Market Site. Buyer shall provide Seller with reasonable supporting documentation for such out-of-pocket expenses. Seller shall have no liability or obligation to Buyer arising from or relating to Buyer's inability to obtain an assignment of the Lease (or new lease) at the 1735 Market Site or vacating the 1735 Market Site other than the obligations stated in this Paragraph 7(b).

        (c)    Buyer shall not pay the Net Book Value of any Personal Property which was as of the Closing Date located at the 1735 Market Site, unless Buyer obtains an assignment of the Lease or new lease for the 1735 Market Site. If Buyer obtains an assignment of the Lease (or new lease) at 1735 Market Site, Buyer shall pay to Seller an amount equal to the Net Book Value of the Personal Property located at such Site within 15 days after such assignment (or execution of such new lease).

        (d)    For purposes of this Letter Agreement,

"1735 Market Site" shall mean Seller's Leased Premises consisting of a Branch located on the ground floor at 1735 Market Street, Philadelphia, Pennsylvania.

"Contingent Runoff Amount" shall mean the difference between (i) the Amount of the Premium paid by Buyer at the Closing with respect to any Special Runoff Assumed Deposits and (ii) the product of (X) twelve percent (12%), multiplied by (Y) the Special Aggregate Future Deposit Balances.

"Special Aggregate Future Deposit Balances" shall mean the aggregate of the Special Future Deposit Balances for all Special Potential Runoff Customers.

"Special Future Deposit Balances" shall mean, for each Special Potential Runoff Customer, the lesser of (i) the aggregate deposit balance of such Special Potential Runoff Customer assumed by Buyer as of the Closing Date, or (ii) the aggregate deposit balance of such Special Potential Runoff Customer as of the Special Measurement Date.

"Special Measurement Date" shall mean the date which is twelve (12) months after the date on which Buyer vacates the 1735 Market Site.

"Special Potential Runoff Customers" shall mean customers of the Branch located at the 1735 Market Site, as of the Close of Business on November 30, 2001.

"Special Runoff Assumed Deposits" shall mean the Assumed Deposits of the Special Potential Runoff Customers less any such Assumed Deposits which shall constitute an Escheated Deposits Amount.

8.     Reimbursement for Certain Escheated Deposits. Within a reasonable period of time after December 31, 2001, Buyer shall prepare and deliver to Seller a statement (the "Escheat Adjustment Statement") setting forth in reasonable detail the aggregate amount of those Assumed Deposits due and payable by Buyer with respect to the period from the Closing Date through and including December 31, 2001 pursuant to laws relating to escheat or payment of unclaimed funds (the "Escheated Deposits Amount"). Within ten (10) Business Days after delivery of the Escheat Adjustment Statement, Seller may dispute all or any portion of the Escheat Adjustment Statement by giving written notice to Buyer setting forth in commercially reasonable detail the basis for such dispute (a "Dispute Notice"). The failure of Seller to deliver a Dispute Notice within ten (10) Business Days after delivery of the Escheat Adjustment

Statement shall constitute an irrevocable acceptance by Seller of the Escheat Adjustment Statement and the Escheated Deposits Amount. If Seller delivers a Dispute Notice timely, Seller and Buyer shall promptly commence good faith negotiations with a view to resolving such disagreement and if such disagreement cannot be resolved, Buyer and Seller shall submit the matter to a nationally recognized accounting firm for final determination. Seller shall pay to Buyer, by wire transfer of immediately available funds, sixteen percent (16%) of the Escheated Deposits Amounts within twelve (12) Business Days after delivery of the Escheat Adjustment Statement or, as to any disputed amount, final resolution of any disagreement respecting the Escheat Adjustment Statement.

9.     Preclosing Conversion Services. During the period between July 16, 2001 and the Closing Date, employees of Seller and its Affiliates have performed a number of services for Buyer which will assist Buyer in operating the Business on and after the Closing Date ("Preclosing Conversion Services"). The Preclosing Conversion Services are generally described in Schedule K to the Disclosure Letter. Buyer and Seller agree as follows with respect to the Preclosing Conversion Services:

        (a) Seller will not charge Buyer for the Preclosing Conversion Services except as provided in paragraph (b).

        (b) Buyer will pay out-of-pocket expenses reasonably incurred by Seller in connection with the provision of the Preclosing Conversion Services. Such expenses will be invoiced and paid for in the manner contemplated by the Conversion Implementation Agreement.

        (c) The Preclosing Conversion Services will be considered Services provided under the Conversion Implementation Agreement (except as provided in paragraph (a) above regarding charges for Preclosing Conversion Services).

10.    Transfer of Loans and Collateral Therefor. Buyer and Seller agree as follows with respect to the actions to be taken in connection with Seller's obligation to transfer certain of the Assigned Loans and the collateral therefor to Buyer in accordance with the Purchase Agreement.

        (a) (i) Seller shall provide the following items to Buyer at the Closing: (A) a blanket assignment agreement transferring to Buyer or Buyer's banking affiliate(s) all of Seller's right, title and interest in and to the Assigned Loans, including the collateral therefor; (B) specific assignments in favor of Buyer or Buyer's designated banking affiliate(s) (and in recordable form) of publicly recorded security documents (other than UCC filings, which will be assigned as described in Section 10(a)(ii) below) with respect to the following Assigned Loans including the collateral therefor: (1) all Assigned Loans other than (a) those Business Banking Loans that are part of relationships which, as of the Closing Date, have an aggregate principal exposure amount less than or equal to $1.5 million, and (b) the Consumer Loans which shall be assigned in accordance with Section 10(d) hereof and (c) the Student Loans, and (2) all non-performing loans (excluding Consumer Loans and Student Loans) that are as of the Closing Date 30 days or more past due; (C) blanket endorsement to all promissory notes held by Seller in connection with the Assigned Loans; (D) endorsements to each promissory note held by Seller in connection with the Assigned Loans described in the foregoing clause (B); (E) a limited power of attorney executed by each Seller authorizing Buyer or Buyer's banking affiliate(s) to execute and, where appropriate, record specific assignments of Seller's right, title and interest in and to any of the loan documents delivered by Seller to Buyer in connection with the Assigned Loans, including the collateral therefor; and (F) lost note affidavits and indemnities with respect to each note related to the Assigned Loans (excluding Consumer Loans and Student Loans) for which Seller is unable to deliver an executed original to Buyer at Closing; and (ii) Seller and Buyer have agreed to the retention of CT Corporation in accordance with Section 17.1(b) of the Purchase Agreement to prepare and record financing statements or assignments thereof with respect to collateral for the Assigned Loans, the security interest in which is perfected by filing under the UCC.

        (b)     Following the Closing, Buyer will retain local counsel to prepare and, where appropriate, file appropriate documentation to transfer to Buyer, on a loan by loan basis, as promptly as commercially reasonable and in any event on or before the Conversion Date, the Business Banking Loans that are a part of relationships which, as of the Closing Date, have an aggregate principal exposure amount less than or equal to $1.5 million, including the collateral therefor (collectively, the "Remaining Business Banking Loans"), any other Assigned Loans (excluding Consumer Loans and Student Loans) including the collateral therefor (including, but not limited to, the security interest in which is perfected by filing under the UCC) not transferred on an individual basis at the Closing and any documentation that Buyer reasonably determines is appropriate relating to the transfer from Seller to Buyer of any of the Assigned Loans which are or become listed on Buyer's so-called "Watch List" in accordance with Buyer's customary standards and practices. Seller will use commercially reasonable efforts to cooperate with and assist Buyer and its counsel in such efforts.

        (c)     During the period commencing on the Closing Date and ending on the Conversion Date, Seller will use commercially reasonable best efforts to provide to Buyer promptly any notice received by Seller with respect to any of the Remaining Business Banking Loans and any other Assigned Loans.

        (d)     Seller will provide the following items: (A) on or before the date that is 90 days after the Closing Date, specific assignments in favor of Buyer or Buyer's banking affiliate(s) (and in recordable form) of publicly recorded security documents (other than UCC filings, which will be assigned as described in Section 10(a)(ii) above) with respect to the Consumer Loans including the collateral therefor; and (B) on or before the Conversion Date, lost note affidavits and indemnities with respect to each note related to the Consumer Loans for which Seller fails to deliver an executed original to Buyer on the Conversion Date. Notwithstanding Seller's obligation to provide lost note affidavits respecting the Consumer Loans at any time on or before the Conversion Date, Seller shall provide any such lost note affidavit within three (3) Business Days of Buyer's reasonable request therefor.

        (e)     Seller and Buyer have agreed to the retention of First American Title Insurance Company (the "Title Company") in accordance with Section 17.1(b) of the Purchase Agreement to perform title searches necessary to adequately identify and assign any collateral for or securing the Assigned Loans, including, without limitation, mortgages, and to record and/or file assignment documents or instruments with the local recorder's office or registry, including, without limitation, assignments of mortgages and assignments of fixture filings.

        (f) Seller shall pay the costs incurred pursuant to paragraphs (a)(i), (c) and (d). Seller and Buyer shall each pay 50% of the costs incurred pursuant to paragraphs (a)(ii), (b) and (e) in accordance with Section 17.1(b) of the Purchase Agreement, including, without limitation, the costs of local counsel, and any recording or filing fees, transfer taxes and the like (but excluding, in the case of Seller, fees and expenses of Reed Smith LLP and, in the case of Buyer, fees and expenses of Goodwin Procter LLP).

11.     Additional Adjustments for Certain Miscellaneous Assets and Personal Property. In addition to any other adjustments in accordance with the Purchase Agreement to the Cash Payment reflected in the Final Payment Amount with respect to the Personal Property and Miscellaneous Assets located at the Leased Premises at 34th and Walnut Streets, Philadelphia, Pennsylvania (the "UPenn Hard Assets"), Buyer shall receive a credit on the Final Settlement Statement against the Final Payment Amount equal to the amount, if any, by which the Net Book Value of the UPenn Hard Assets as of the Close of Business on November 30, 2001 exceeds $20,000.

12.     Unavailable OREO Deeds. As of the date hereof, Seller has not received deeds for certain properties which it recently acquired through foreclosure or sheriff sale, which properties are listed on Schedule L to the Disclosure Letter (the "Pending OREO Properties"). Seller shall prepare, execute and deliver deeds to the Pending OREO Properties to Buyer as soon as practicable following Seller's receipt of same.

13.     Additional Payment. In addition to all other amounts payable at Closing by Buyer to Seller, Buyer shall pay Seller $18,000,000 which shall be netted against the amount payable at the Closing by Seller to Buyer.

[SIGNATURE PAGE TO FOLLOW]

Please acknowledge your agreement and acceptance to the terms of this Letter Agreement by countersigning in the space provided below.

CITIZENS FINANCIAL GROUP, INC.

By:      /s/ Bradford B. Kopp
      Name: Bradford B. Kopp
      Title: Group Executive Vice President

Agreed and Accepted:

MELLON FINANCIAL CORPORATION

By:      /s/ Patricia M. Waldinger
      Name: Patricia M. Waldinger
      Title: Authorized Representative

[Signature Page to Omnibus Side Letter Agreement]